

February 23, 2012

<u>Via Facsimile</u>
Ms. Marcela Aparecida Drehmer Andrade
Chief Financial Officer
Braskem S.A.
Av. Das Nacoes Unidas, 8,501
Sao Paulo, SP-CEP 05425-070 Brazil

      Re: Braskem S.A.
             Form 20-F for the fiscal year ended December 31, 2010
             Filed June 10, 2011
             File No. 1-14862

Dear Ms. Drehmer:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ John Cash

                        John Cash
                        Accounting Branch Chief